LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 15, 2022

VIA EDGAR TRANSMISSION

Ms. Val Lithotomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Listed Funds Trust (the “Trust”)
Registration Statement on Form N-14
File No.: 333-267978
Dear Ms. Lithotomos:
Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 relating to the proposed reorganizations of three series of Kinetics Mutual Funds, Inc. into corresponding series of the Trust as presented in the following table:

Target Fund		Acquiring Fund
Kinetics Medical Fund	à	Horizon Kinetics Medical ETF
Kinetics Alternative Income Fund	à	Horizon Kinetics SPAC Active ETF
Kinetics Multi-Disciplinary Income Fund	à	Horizon Kinetics AAA-AA Floating Rate Debt CLO ETF
The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 21, 2022 (Accession No. 0000894189-22-007685).
The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Columbus and the State of Ohio, on the 15th day of November, 2022.
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (513) 493-5880 or by email at josh.hinderliter@usbank.com.
Sincerely,
/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Assistant Secretary